UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS IN PUBLICLY TRADED COMPANIES

ISSUER IDENTIFICATION

REFERENCE YEAR END DATE	31/12/2015

TAX ID No.:	A-48265169

REGISTERED NAME

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

REGISTERED ADDRESS

PLAZA DE SAN NICOLÁS, 4, 48005 BILBAO (VIZCAYA)

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

MODEL FORM OF ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS IN PUBLICLY TRADED COMPANIES

A	CORPORATE REMUNERATION POLICY FOR THE CURRENT YEAR

A.1 Explain the corporate remuneration policy. This section will include information on:

•	General principles and foundations of the remuneration policy.

•	Most significant changes in the remuneration policy applied during the previous year and changes made during the year to the conditions for the exercise of previously awarded options.

•	Criteria used and composition of the comparable groups of companies whose remuneration policies have been examined to establish the corporate remuneration policy.

•	Relative importance of variable remuneration items in comparison to fixed items and the criteria used to determine the components of the directors’ remuneration package (remuneration mix).

Explain the remuneration policy

The BBVA general remuneration policy is oriented toward reciprocal generation of value for employees and for the Group. It seeks alignment of the interests of its employees and shareholders with prudent risk management. Thus, the core principals underpinning the BBVA Group’s remuneration policy are:

•	Long-term value creation.

•	Reward the attainment of results on the basis of prudent, responsible risk management.

•	Attract and retain the best professionals.

•	Reward the level of responsibility and professional track-record.

•	Ensure internal equitability within the Group and competitiveness outside it.

•	Benchmark performance against the market using analyses from prestigious consultancy firms specializing in remuneration.

•	Ensure transparency in its remuneration policy.

On the basis of these general principles, BBVA has laid down a remuneration policy that is generally applied to all personnel comprising: (i) fixed remuneration based on the level of liability assumed, which constitutes a relevant part of the total remuneration; and (ii) variable remuneration linked to the achievement of former established targets and prudent risk management, including incentives tailored to the long-term interests of the entity, considering current and future risks; and a (iii) specific variable incentive package applicable to the group of employees whose professional activities within the Group may have a significant impact on the Company’s risk profile or who perform control functions, including executive directors and members of the senior management (hereinafter, the “Identified Staff”).

As of 1 January 2015, for the purposes of further aligning with the best market practices, regulatory requirements and its internal organization and strategy, the Group opted to modify its remuneration policy, unifying the variable components into a single annual incentive based on the establishment of value creation indicators, which combine the employees’ results (financial and non-financial) with those of their Unit, those of the Area to which they belong and those of the Group as a whole (the “Annual Variable Remuneration”).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The fixed remuneration and the Annual Variable Remuneration together compromise the employee’s total annual remuneration. As a target, the fixed component should constitute a sufficiently high percentage of the total remuneration to allow maximum flexibility regarding the variable component.

Remuneration policy applicable to directors

The remuneration policy of BBVA directors was approved for 2015, 2016 and 2017 by the General Meeting held on 13 March 2015, in accordance with the article 529 novodecies of the Corporate Enterprises Act.

As stated in the Policy, the Company Bylaws establish a remuneration system that distinguishes between the remuneration of executive directors, who perform management duties in the Company, and the remuneration of non-executive directors.

The specific system established to remunerate executive directors rewards their executive duties. It applies remuneration items used by the major listed international corporations to pay their senior management. These concepts are included in the wording under article 50 bis of the Company Bylaws and correspond to the ones that are also applicable broadly to the members of senior management, whose variable remuneration is adjusted to the established model in general for the Identified Staff as detailed further in sections A.3 and A.4 hereof.

The remuneration system for non-executive directors, as stipulated in article 33 bis of the Company Bylaws, is based on the criteria of responsibility, dedication and incompatibilities inherent to the role that they undertake, comprising fixed elements detailed in section A.3 of the present Report.

A.2 Information on the preparatory work and decision-making process followed to determine the remuneration policy and role, if any, performed by the remuneration committee and other supervisory bodies in shaping the remuneration policy. This information will include, where appropriate, the mandate given to the remuneration committee, its composition and the identity of the external consultants whose services have been used to define the remuneration policy. Also describe the character of the directors, if any, who have been involved in the definition of the remuneration policy.

Explain the process for determining the remuneration policy

The BBVA Board of Directors is aware of the importance of large companies having a corporate governance system to establish standards for orienting the structure and operation of its governing bodies in the interests of the Company and its shareholders.

The Bank’s Board of Directors thus has a set of Regulations that embody the principles and elements that shape of the Bank’s Corporate Governance System. These comprise standards for the internal rules and operation of the Board and its Committees, as well as the rights and obligations of directors in performance of their duties that comprise the Directors’ Charter.

Within the framework of the Company Bylaws, the BBVA Board Regulations assign exclusive powers to the Board to adopt resolutions on directors’ remuneration and, in the case of executive directors, the remuneration for their executive duties and other conditions that should be contained in their contracts.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Pursuant to best corporate governance practices and in order to better perform its duties, the BBVA Board of Directors has established several Committees to assist it in matters falling within its remit. Amongst these, the Remuneration Committee is the body that assists the Board on issues regarding remuneration attributed to it under the Board Regulations, overseeing observance of the remuneration policy established by the Company. This Committee comprises a minimum of three members appointed by the Board of Directors. All the members must be non-executive directors, with a majority of independent directors, including the Committee Chair.

As of the date of this Report, the Remuneration Committee comprises five directors, all non-executives, with an independent majority. Their names, positions and status are listed below:

Name and surname(s)	Position	Status
Carlos Loring Martínez de Irujo	Chairman	Independent
Tomás Alfaro Drake	Member	Independent
Ramón Bustamante y de la Mora	Member	External
Ignacio Ferrero Jordi	Member	External
Juan Pi Llorens	Member	Independent

This Committee meets as often as necessary to comply with its duties, convened by its Chair. During 2015, it met 7 times to deal with matters within its remit.

Under the Bank’s Board Regulations, the Remuneration Committee will perform, among others, the following duties:

1.	Propose the director’s remuneration policy to the Board of Directors, who will in turn remit it to the General Meeting.

2.	Determine the extent and amount of individual remuneration, entitlements and other economic rewards, and, other contractual conditions of executive directors, submitting to the Board the corresponding proposal.

3.	Submit a yearly proposal to the Board of Directors regarding the annual report on the remuneration of the Bank’s directors, which will in turn be submitted to the Annual General Shareholders Meeting.

4.	Propose the remuneration policy to the Board of Directors insofar as senior management and employees of the Identified Staff.

5.	Propose the basic conditions for the contracts of senior management to the Board, and directly supervise the remuneration of senior managers responsible for risk management and compliance duties within the Company.

6.	Oversee observance of the remuneration policy established by the Company and regularly review the remuneration policy applied to members of the Identified Staff, including executive directors and senior management.

7.	Verify the information on directors’ and senior managers’ remuneration contained in the different corporate documents, including the annual report on directors’ remuneration.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

8.	Any other duties that may have been assigned under these Regulations or attributed thereto by decision of the Board of Directors or applicable legislation.

In order to perform their duties appropriately, the Remuneration Committee uses advisory services provided by the Bank’s in-house staff and also outsourced advice as necessary to establish criteria regarding matters within its role. To such end, it is noted that in performance of its duties, the Remuneration Committee has used the advisory services provided by BBVA’s in-house staff and has received information and advice by one of the largest global consultancy firms regarding directors’ and senior-managers’ remuneration, namely Willis Towers Watson.

Thus, the BBVA Corporate Governance System has been configured so that the proposals addressing remuneration submitted to the Bank’s Board of Directors for consideration come from the Remuneration Committee for prior analysis. Likewise, the Remuneration Committee has the collaboration of the Board’s Risk Committee, which, under article 39 of the Board Regulations, has been involved in the process of establishing the remuneration policy, by checking that it is consistent with sound and effective risk management, and does not encourage risk-taking that exceeds the level tolerated by the Company.

Lastly, those decisions regarding remuneration of executive directors that require it as per Law are submitted to the Bank’s General Shareholders Meeting for approval together with this Report.

All this ensures an appropriate decision-making process for remuneration-related matters.

A.3 Indicate the amount and nature of the fixed components, with a breakdown where necessary, of the remuneration for the performance of senior management functions by the executive directors, the additional remuneration as chairman or member of any board committee, per diem payments for participation in the board and its committees and other fixed payments for the directorship and an estimate of the fixed annual remuneration to which they give rise. Identify other benefits not paid in cash and the basic parameters for which they are given.

Explain the fixed components of the remuneration

As indicated in Section A.1., the Bank has a remuneration system that distinguishes between executive and non-executive directors.

The structure of executive directors’ remuneration is established pursuant to article 50 bis of the Company Bylaws. It is in line with the general policy applicable to senior management remuneration.

Their fixed remuneration considers their professional experience and level of responsibility, ensuring competitiveness with the remuneration applied to equivalent duties in the major international financial institutions in the Bank’s peer group in Europe and the United States. Thus, when determining this remuneration and possible updates to it, the Remuneration Committee takes into account the specific characteristics of each position and level of responsibility and dedication that it requires, as well as the market analytics and studies carried out by best-in-class consultancy firms, in order to establish a level that is appropriate and competitive on the market. It also considers other factors such as average increases in the remuneration of members of senior management.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The fixed remuneration of each executive director, once determined by the Committee, is proposed to the Board for approval. In application of this system, the Board of Directors, in their session held on 2 February 2016, at the proposal of the Remuneration Committee, resolved not to increase the fixed remuneration of the executive directors for 2016. It thus stands at €1,966,260 for the Group Executive Chairman; at €1,923,000 for the Chief Executive Officer; and at €800,000 for the executive director, Head of Global Economics, Regulation & Public Affairs (hereinafter “Head of GERPA”)

Regarding non-executive directors, a separate system has been established based on the responsibility, dedication and incompatibilities required of them as a function of the position they hold.

Pursuant to article 33 bis of the Company Bylaws, the General Meeting is empowered to establish the annual allocation that the Bank will pay to the Board as a whole for directorships. The Board is then responsible for distributing this amount according to the criteria described below.It may reduce the total amount allocated where it deems this advisable. To such end, the 2012 General Meeting resolved to establish the total annual allocation payable by the Bank to all the directors as a whole for their directorships at €6 million. This amount will be maintained until the General Meeting resolves to change it.

As a result, non-executive directors receive an annual cash payment for sitting on the BBVA Board, and a further amount for their membership of different Committees. As indicated, a higher weighting is accorded for chairing a Committee, and a relative amount is established depending on the different duties and dedication required for each Committee. These, amounts that have not been updated since July 2007.

Thus, the Board of Directors has agreed at the proposal of the Remuneration Committee, that the amounts of cash remuneration applicable to non-executive directors during 2016 will be as follows:

•	Member of the Board of Directors: €128,717.18

•	Member of the Executive Committee: €166,740.83

•	Audit & Compliance Committee: Member: €71,400.24; Chair: €178,500.59

•	Risk Committee: Member: €106,920; Chair: €213,840

•	Remuneration Committee: Member: €42,840; Chair: €107,112

•	Appointments Committee: Member: €40,698; Chair: €101,756

In addition, and pursuant to article 33 bis of the Company Bylaws, the Bank provides its non-executive directors with a system of remuneration in shares with deferred delivery. Adopted at the Bank’s General Meeting on March 18, 2006 and extended for a further 5 years at the General Meeting in March 2011. The extension of this system for another 5 years shall be submitted to the Board of Directors at the proposal of the Remuneration Committee following approval thereof at the next General Meeting of Shareholders to be held in March 2016.

This system, which also constitutes a fixed remuneration, consists of the annual allocation to non-executive directors, as part of their remuneration, of a number of “theoretical shares” of the Bank, which are to be effectively delivered, as the case may

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

be, on the date they leave the position as director any reason other than dereliction of duties. The annual number of “theoretical shares” allotted to each non-executive will be equivalent to 20% of the total cash remuneration received by each non-executive director in the previous year, according to the closing price of the BBVA share during the 60 trading sessions prior to the dates of the respective Annual General Meetings of Shareholders approving the corresponding financial statements to each year.

A.4 Explain the amount, nature and main characteristics of the variable components of the remuneration systems. In particular:

•	Identify each remuneration plan of which directors are beneficiaries, their scope, approval date, implementation date, validity period and main features.

For share option plans and other financial instruments, the general features of the plan will include information on the conditions for exercising such options or financial instruments for each plan.

•	Indicate any payments made under profit-sharing or bonus schemes, and the reason why they were granted.

•	Explain the basic parameters and grounds for any annual bonus scheme.

•	The types of directors (executive directors, external directors, independent directors or other external directors) that are beneficiaries of remuneration systems or plans that incorporate a variable remuneration.

•	The foundations of such variable remuneration systems or plans, the criteria chosen to assess performance as well as the components and assessment methods to determine whether the criteria have been met or not, and an estimate of the total amount of variable remuneration that would result from the current compensation plan, as a function of the degree to which targets or benchmarks have been met.

•	Where appropriate, give information on deferral periods or deferral of payment established and/or holdback periods for shares or other financial instruments, if any.

Explain the variable components of the remuneration systems

As indicated above, remuneration to non-executive directors is fixed while only executive directors who are members of the Board of Directors have variable remuneration.

Therefore, the variable remuneration of executive directors comprises, in accordance with the BBVA Directors’ remuneration Policy which was submitted to advisory vote in the last General Meeting by a majority higher than 95% of the votes, by an Annual Variable Remuneration, whose amount is obtained from the level of compliance with some annual assessment indicators and the weighting attributed to each indicator, depending on certain performance scales to be approved annually by the Board of Directors at the proposal of the Remuneration Committee.

For the calculation of the Annual Variable Remuneration of the executive directors for 2016, the Board of Directors, at the proposal of the Remuneration Committee, has agreed to establish the following annual assessment indicators:

Indicator	Group Executive Chairman	CEO	JM González Páramo
Attributable Profit without corporate transactions (1)	20%	15%	10%
Economic Value	20%	15%	10%
Return on regulatory capital	30%	20%	20%
Efficiency ratio	15%	15%	10%
Net Margin	5%	5%	—
Customer satisfaction (IreNe)	10%	10%	10%
Strategic indicators	—	20%	40%

(1)	This indicator was previously named Attributable Profit from continuing operations until 2015

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Moreover, as already indicated, the executive director’s Annual Variable Remuneration will be subject to the conditions of the liquidation and payment system established for the members of the Identified Staff as contemplated in the Director’s Remuneration Policy. Its characteristics for executive directors are:

•	The annual variable remuneration shall be settled in equal parts in cash and in shares, the reference price taken shall be the average share closure price of BBVA between 15 December of the year of the Annual Variable Remuneration and 15 January of the following year (both inclusive).

•	Payment of 50% of the Annual Variable Remuneration in equal parts of cash and shares shall be made, providing the required conditions are met, during the first quarter of the year following the year corresponding to the remuneration.

•	The remaining 50% of Annual Variable Remuneration, in equal parts in cash and in shares, shall be entirely deferred for a period of 3 years, whereby its accrual and vesting shall be subject to compliance with a series of multi-year indicators related to share price performance and the control and management of Group’s fundamental risk metrics, calculated over the 3-year deferral period.

•	Performance scales shall be associated with the multi-year assessment indicators, which shall be established when determining the Annual Variable Remuneration, whereby if the targets set for each one are not achieved; the deferred amount of the Annual Variable Remuneration may be reduced and may even be zero.

•	All the shares paid may not be availed for a given period as of the date of vesting. The withholding will be applicable to the net amount of shares after deducting any tax accruing on the shares received.

•	No hedging strategies may be carried out on the shares received as Annual Variable Remuneration or on any deferred and outstanding shares.

•	Payment of the variable remuneration may be limited or impeded in certain cases (Malus clauses).

•	The deferred component of the Annual Variable Remuneration that is ultimately settled shall be updated in the terms established by the Board of Directors.

•	The variable component remuneration to executive directors will be capped at a maximum amount of 200% of the fixed component of the total remuneration, in accordance with the General Meeting’s resolution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In 2016, the multi-year assessment indicators for executive directors as approved by the Board of Directors at the proposal of the Remuneration Committee, and their corresponding weightings are:

Indicator	Weighting
Economic Appropriateness (Economic Capital/ERC)	20%
CET1 Fully Loaded (*)	20%
LTSCD (Loan to Stable Customer Deposit Ratio)	20%
ROE	20%
Neto Margin / Average Total Assets - Cost of Risk/ Average Total Assets	10%
TSR	10%

(*)	CET1: Capital Ratio Core Tier 1

The foregoing shall be construed notwithstanding any due payments to executive directors in upcoming years corresponding to the amounts deferred from variable remuneration of 2012, 2013 and 2014, subject to the conditions established in each year as a result of the previous remuneration policies.

Thus, based on the applicable policy in past years, executive directors will be paid as follows in the first quarter of 2016: 50% of the Annual Variable Remuneration for 2015, as well as the deferred parts of variable remuneration from other years whose payment corresponds to 2016 and their corresponding updates in application of previous policies.

In 2017, executive directors received part of their Annual Variable Remuneration for 2016, according to the corresponding system described above (i.e., 50%), while the remaining 50% has been deferred to 2020, subject to the aforementioned conditions; in addition to the deferred parts of the variable remuneration from other years whose payment comes due in 2017 and their corresponding updates.

A.5 Explain the main features of the systems of long-term savings, including retirement and any other survivor benefit, partly or wholly funded by the company, whether endowed internally or externally, with an estimate of their amount or annual equivalent cost, indicating the type of plan, whether defined contribution or defined benefit, the conditions for the vesting of the directors’ economic rights and their compatibility with any type of severance payment for early cancellation or termination of the contractual relationship between the company and the director.

Also indicate payments made to any director’s defined-benefit pension scheme; or any increase in the director’s vested rights when linked to contributions to defined-benefit schemes.

Explain the long-term savings systems

Pursuant to article 50 bis of the Company Bylaws, the contracts for the executive directors include a system of protection against the contingencies of retirement, disability and death.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Therefore, in respect of the CEO, the Bank has accepted commitments to cover the following contingencies:

a) Retirement: The entitlement to receive an annual retirement pension is recognized. Its amount will be calculated on the basis of the gross annual average remuneration that would have been payable over the last 24 months before retirement as fixed remuneration and to the average value of reference for the purpose of the pension corresponding to this same period (“pensionable base”). The amount of the pension will be determined depending on the employee’s effective length of service in the Bank capped at 85% on the Pensionable Base.

This entitlement will appear when reaching the age of 65 while holding the position, moment at which the beneficiary may opt to receive the corresponding pension as a lifelong annuity, calculated as described in the paragraph above, or in the form of capital, comprising a certain amount against the value that provisional obligations of the Bank at the time when the conditions established for this in the contract occur.

Likewise, the contractual conditions of the CEO determine that should he cease to hold this position for any reason other than his/her own will, retirement, disability or dereliction of duty, he/she will be given early retirement with a pension payable, as he chooses, through a lifelong annuity pension or capital, whose amount will be calculated on the basis of the provisions that, according to current actuarial criteria applicable at that moment, the Bank might have made to said date in fulfillment of the pension commitments for retirement as established in his/her contract, though in no case whatsoever shall this commitment bind the Bank to any additional provisions. This pension may not exceed 75% on the pensionable base if the event occurs before turning 55 or 85% on the pensionable base if the event occurs after turning said age.

b) Disability: On the same terms as the retirement pension, a disability pension will be recognized for an amount equal to the corresponding amount when reaching the retirement age, should he become permanently or totally disabled while in performance of his/her professional duties.

c) Death: In the event of death, an annual widow’s pension is established of 50% on the pensionable base for retirement or, as applicable, the retirement, early retirement or disability pension that he/she may have been receiving.

Likewise, an annual orphans’ pension will be granted for his/her children until they reach the age of 25. For each child, this will be 20% of the pensionable base or, as applicable, early retirement or disability pension that he/she may have been receiving. In no event may the sum of the widow’s and orphans’ pension exceed 100% of the pensionable base of the policy at the time of death.

In respect of the executive director Head of Global Economics, Regulation & Public Affairs, the Bank has assumed commitments to cover the same contingencies under the terms detailed as follows:

a) Retirement: The entitlement to receive an annual retirement pension is recognized. Its amount will be the result of the cumulative sum of annual contributions and their corresponding earnings up to that date. To such end, the contributions for each year will be sum resulting from applying 20% per year to the fixed remuneration received.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The retirement benefits may be satisfied, at the discretion of the beneficiary, by the payment of a lifelong annuity pension, or by payment of a lump sum at the time when the conditions established for this in the contract occur.

b) Disability: Should the executive permanently or totally disabled while in the discharge of his professional duties, an annual pension of 46% of the annual fixed remuneration over the previous 12 months will be recognized.

c) Death: In the case of death prior to retirement, the corresponding widow’s pension is established at 50% of the annual fixed remuneration of the previous 12 months.

Likewise, an annual orphans’ pension will be granted for his children until they reach the age of 25. For each such child, this will be 20% of the annual fixed remuneration of the previous 12 months. In no event may the sum of the widow’s and orphans’ pension exceed 100% of the annual fixed remuneration of the policy at the time of death.

At the date of this Report, there are no other pension obligations for other executive directors.

A.6 Indicate any indemnity payments agreed or paid in the event of termination of the directorship.

Explain the indemnity payments

At the date of this Report, the Bank has no commitments to pay severance indemnity in the event of termination of directorships other than those indicated in section A.7.

A.7 Indicate the conditions that the contracts of executive directors in senior management positions must respect. Among other aspects, give information on the duration, limits to the amounts of indemnity, tenure clauses, notice periods and payments that can replace such notice periods, and any other clauses regarding hiring bonuses, as well as severance payments or ring-fencing for early cancellation or termination of the contractual relationship between the company and the executive director.

Include, inter alia, covenants or agreements regarding non-competition, exclusivity, tenure or loyalty and non-competition after termination of contract.

Explain the conditions of the contracts of executive directors

The Board Regulations confer on the Board exclusive authority to adopt resolutions regarding the terms and conditions that the executive directors’ contracts must respect. Moreover, the duties of the Remuneration Committee include the determination of the extent and amount of the remuneration, entitlements and other economic rewards for the Group Executive Chairman, the CEO and, where applicable, other executive directors of the Bank, so that these can be agreed by contract.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Committee’s proposals on such matters will be submitted to the Board of Directors. The contracts signed with each executive director determine their respective remunerations, entitlements and economic rewards, comprising the items established under article 50.bis of the Company Bylaws. This Report contains a description of such items:

The executive directors’ contracts are open-ended and none include any notice period or tenure clauses.

The Bank does not have any commitments to pay severance indemnity to executive directors other than the commitment in respect of the executive director Head of GERPA who is contractually entitled to receive an indemnity equivalent to twice his annual fixed remuneration should he cease to hold his position on grounds other than his own will, death, retirement, disability or dereliction of duty.

As indicated in section A.5, the contractual terms and conditions of the CEO determine that should he cease to hold this position for any reason other than his/her own will, retirement, disability or dereliction of duty, he/she would be given early retirement with a pension payable, as he chooses, through a lifelong annuity pension or capital, whose amount will be calculated on the basis of the provisions that, according to current actuarial criteria applicable at that moment, the Bank might have made to said date in fulfillment of the pension commitments for retirement as established in his/her contract, though in no case whatsoever shall this commitment bind the Bank to any additional provisions. This pension may not exceed 75% on the pensionable base if the event occurs before turning 55 or 85% on the pensionable base if the event occurs after turning said age.

As regards non-competition agreements, article 16 of the Board Regulations establishes that a director who ceases to pertain to the Bank’s Board of Directors may not provide services to another financial institution in competition with the Bank or its subsidiaries for two years from the date they leave their directorship unless they are given express authorization by the Board. Such authorisation may be refuse denied on the grounds of corporate interest.

Moreover, the Board Regulations establish a set of rules on the incompatibility of the directorship that all members of the Board of Directors (executives and non-executives) must respect, as well as any others that may at any time apply by virtue of applicable legislation, under the terms contained in article 11.

Similarly, the rules regarding conflicts of interest shall apply to all directors as established under article 8 of the Board Regulations.

The remaining contractual terms and conditions of the executive directors are detailed in section A.5. above.

A.8 Explain any additional remuneration paid to directors for services rendered other than those inherent to their directorship.

Explain supplementary remuneration items

The directors of BBVA have not accrued any remuneration in respect of this item.

A.9 Indicate any remuneration granted in the form of advances, credits and guarantees, indicating the interest rate, key features and any amounts finally repaid, as well as the obligations against them by way of guarantee.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Explain the advances, credits and guarantees granted

The directors of BBVA have not accrued any remuneration in respect of this item.

A.10 Explain the main features of remuneration in kind.

Explain any remuneration in kind.

In keeping with article 14 of the BBVA Board of Directors Regulations, directors benefit from healthcare and accident insurance policies undersigned by the Bank, which satisfies the corresponding premiums, which are attributed to the directors as remuneration in kind.

Additionally, the Bank pays the executive directors other remunerations in kind such as ADSL, vehicle leasing and other corporate benefits that generally apply to Bank senior managers.

A.11 Indicate the remuneration accruing to the director by virtue of payments made by the listed company to a third party in which the director provides services, when such payments are intended to remunerate the director’s services in the company.

Explain the remuneration accruing to the director by virtue of payments made by the listed company to a third party in which the director provides services.

The directors of BBVA have not accrued any remuneration in respect of this item.

A.12 Any kind of remuneration item other than those listed above, regardless of their nature or the group entity paying them, especially when it may be considered a related-party transaction or when its issuance would distort the true picture of the total remuneration received by the director.

Explain other remuneration items

The directors of BBVA have not accrued any remuneration in respect of this item.

A.13 Explain the actions taken by the company in connection with the remuneration system to reduce excessive risk exposure and match it to the long-term targets, values and interests of the company. Include, where appropriate, a reference to: measures designed to ensure that the remuneration policy is aligned with the long-term performance of the company; measures establishing an appropriate balance between fixed and variable compensation; measures taken in relation to those categories of staff whose professional activities have a material impact on the risk profile of the entity; clawback formulae or clauses to reclaim variable components of performance-based remuneration when such components have been paid on the basis of data that is subsequently proven to be wholly inaccurate; and measures designed to prevent conflicts of interest, where applicable.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Explain the actions taken to reduce the risks

The Group’s remuneration policy is aligned with the interests of its shareholders and with prudent risk management.

•	Use of appropriate indicators for evaluating the results, which incorporate adjustments for current and future risks.

•	When measuring the performance of financial and non-financial indicators it considers both individual management aspects and the targets of the Unit and Group

•	When measuring the performance of the control units, it gives greater weighting to targets related to their specific duties that to the financial and Group targets. This encourages their independence from the business areas that they are supervising.

Specifically with respect to employees performing professional activities that could significantly affect the risk profile of the entity or control functions, including executive directors and members of senior management, the following elements have also been established:

•	Payment in shares of 50% of their Annual Variable Remuneration.

•	Deferral clauses, designed so that a substantial part of the variable remuneration -50% in the case of executive directors and senior management and 40% for the remaining cases- is deferred over a three-year period, thus considering the economic cycle and business risks.

•	Possibility to adjust (lower) the deferred component of the Annual Variable Remuneration on the basis of certain multi-annual assessment indicators related with solvency, liquidity and financing, in addition to the returns and recurrence in the results of the Group.

•	Obligatory withholding periods over any shares that are vested as a result of variable remuneration.

•	Prohibition against hedging any shares received as annual variable remuneration and those remaining deferred in adherence to the rules mentioned above.

•	A cap on the amount of annual variable remuneration for members of the Identified Staff at a percentage of 100% their fixed remuneration, save positions for which the General Meeting agreed to raise this cap to 200%.

Additionally, the Bank’s Board of Directors, at the proposal of the Remuneration Committee, has established the cases in which the deferred and due variable remuneration could be reduced or not paid to the intended beneficiaries (“malus” clauses). Thus, pursuant to the foregoing rules, parts of the Annual Variable Remuneration deferred and pending payment will not be paid to members of the Identified Staff when any of the following circumstances arise prior to the payment date:

i. The beneficiary has not generated the right to Annual Variable Remuneration of one year as a consequence of the effect on the year’s earnings of transactions recorded to the accounts in previous years when they did generate the right to be paid the annual variable remuneration;

ii. When the beneficiary has been sanctioned for serious breach of the code of conduct and other applicable internal rules, in particular with respect to risks;

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

On extinction of the contractual relationship, the right to receive payment of the deferred amounts shall only persist in the same terms as if it remained active in cases of retirement, early retirement, unfair dismissal, declaration of permanent disability in any degree or death; and in the case of extinction on mutual agreement, in which the parties shall be bound by the corresponding agreement.

If the BBVA Group obtained negative earnings (reporting losses) in any year, without considering the impact of one-offs, the beneficiaries will not receive either the Annual Variable Remuneration corresponding to the year the losses were accrued or the deferred amounts that may be payable in the year in which the annual financial statements reflecting said negative earnings are approved.

In any event, the variable remuneration will only be paid if it is sustainable in the light of the BBVA Group’s situation as a whole, and if it can be justified as a function of the Entity’s earnings.

B	REMUNERATION POLICY FORECAST FOR FUTURE YEARS

Repealed

C	GLOBAL SUMMARY OF HOW THE REMUNERATION POLICY HAS BEEN APPLIED DURING THE FINANCIAL YEAR ENDING

C.1 Give a brief explanation of the main features of the structure and remuneration items of the remuneration policy applied during the last financial year, resulting in the breakdown of the individual remuneration accrued by each of the directors listed in Section D of this report, and a summary of the resolutions passed by the board to implement these items.

Explain the structure and remuneration items of the remuneration policy applied during the year

Below is a summary of the compensation items and structure under the remuneration policy applied during 2015 to members of the Bank’s Board of Directors, including the amounts of the remuneration corresponding thereto.

As indicated, the Company Bylaws establish a remuneration system that distinguishes between the remuneration for executive directors and that applicable to non-executive directors. In 2015, this comprised the following elements and items:

Executive directors

As regards the fixed remuneration of executive directors in 2015, the Board of Directors, on 3 February 2015, at the proposal of the Remuneration Committee, resolved to maintain the fixed remuneration of the executive directors that as of said date was set at: €1,966,260 yearly for the Group Executive Chairman; €800,000 yearly for executive director, Head of Global Economics, Regulation & Public Affairs and €1,748,000 yearly for the former President & COO.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, the Board of Directors, on 4 May 2015, at the proposal of the Remuneration Committee, resolved that the yearly fixed remuneration of the current CEO designated on said date was €1,923,000.

The fixed remuneration satisfied during 2015 to the executive directors is listed in section D.1.a) “Salary”. Regarding the current CEO, this amount includes the proportional part corresponding to the 4 months during which he held the position of Digital Banking Officer in 2015, as well as the proportional part corresponding to the remaining 8 months during which he discharged duties as the CEO. Additionally, the indicated amount in connection with the fixed remuneration satisfied during 2015 to the former President & COO corresponds with the part proportional to the 4 months during which held this position.

The variable remuneration of executive directors corresponding to 2015 comprised, under BBVA Directors’ Remuneration Policy, an Annual Variable Remuneration, calculated based on the annual indicators established by the Board of Directors at the proposal of the Remuneration Committee, and includes financial and non-financial indicators.

Moreover, as already indicated, the executive directors will receive their 2015 Annual Variable Remuneration in accordance with the settlement and payment system established for the other members of the Identified Staff. Its characteristics for the executive directors will be as follows:

•	Payment of 50% the 2015 Annual Variable Remuneration will be paid in BBVA shares. The reference price taken for payment will be the average share closure price of BBVA between 15 December 2015 and 15 January 2016 (both inclusive).

•	Payment of 50% on the 2015 Annual Variable Remuneration in equal parts in cash and in shares shall be made, providing the required conditions are met, during the first quarter of 2016.

•	The remaining 50% of the 2015 Annual Variable Remuneration will be deferred in its entirety for a period of 3 years, and its accrual and payment will be subject to a series of multi-year indicators related to the performance of the share price and the Group’s fundamental risk metrics.

•	Performance scales shall be associated with the multi-year assessment indicators, whereby if the targets set for each one are not achieved, the deferred amount of the 2015 Annual Variable Remuneration may be reduced and could even lead to the loss of the full deferred amounts.

•	The shares paid may not be availed for a given period of 6 months following the vesting date. This withholding will be applicable to the net amount of shares after deducting any tax accruing on the shares received.

•	No hedging strategies may be carried out on the shares received as 2015 Annual Variable Remuneration or on any deferred and outstanding shares.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Payment of the variable remuneration may be limited or impeded in certain circumstances (“Malus” clauses).

•	The deferred component of the 2015 Annual Variable Remuneration that is ultimately settled shall be updated in the terms established by the Board of Directors.

•	The variable component of the remuneration for executive directors will be capped at a maximum amount of 200% of the fixed component of the total remuneration, in accordance with the General Meeting’s resolution.

After closing the year, the 2015 Annual Variable Remuneration of executive directors has been determined and will be paid in accordance with the settlement and payment system described above under the following terms:

Calculation of the executive directors’ Annual Variable Remuneration (including the former President & COO) for 2015 used the following annual assessment indicators and weightings established at the beginning of the year by the Board of Directors at the proposal of the Remuneration Committee:

Indicator	Group Executive Chairman	Chief Executive Officer	Executive director Head of GERPA
Attributable Profit from continuing operations	30%	30%	20%
EVA from continuing operations	30%	30%	20%
Efficiency ratio	15%	10%	10%
Gross Loss Absorption Capacity (Net Margin)	15%	10%	—
Customer satisfaction (IreNe)	10%	10%	—
Tactical Indicator	—	10%	50%

The amount of Annual Variable Remuneration corresponding to 2015 was obtained on the basis of the level of compliance with the aforementioned indicators based on certain performance scales approved by the Board of Directors at the proposal of the Remuneration Committee. These scales were defined based on the combination of budgetary compliance and inter-annual variation of the results of each indicator insofar as the scores from the previous year.

For the CEO, the indicators that were determined for calculating his Annual Variable Remuneration in his erstwhile role as Digital Banking Officer, in the proportional part corresponding to the months in 2015 during which he has held said position, were also taken into account. These indicators refer to: the Group’s recurrent Economic Value Added (EVA); Business area summary indicator; Dependent unit-specific indicators; Strategic plans of BBVA; and Tactical indicator; indicators having a weighting of 20%, 30%, 20%, 10% and 20% respectively.

When the cash consideration of the Annual Variable Remuneration for executive directors is determined, the Board, at the proposal of the Remuneration Committee, has set the number of BBVA shares corresponding to 50% thereof, the reference price taken for payment will be the average share closure price of BBVA between 15 December 2015 and 15 January 2016 (both inclusive).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

After determining the Annual Variable Remuneration in the manner indicated above, 50% of the payment will be settled for the cash and share part during the first quarter of 2016.

The remaining 50% of 2015 Annual Variable Remuneration, both in cash and in shares, shall be deferred for a three-year period and the accrual and payment of this amount shall be subject to the compliance with the following multi-year assessment indicators, whose objectives and weightings were established by the Board of Directors at the proposal of the Remuneration Committee for the three-year term between 1 January 2016 and 31 December 2018:

Indicator	Weighting
Relative TSR	10%
ROE	10%
Economic Capital / ERC	30%
Cost of Risk	20%
Loan to Stable Customer Deposit Ratio	30%

To calculate each indicator, the performance scales approved by the Board of Directors, at the proposal of the Remuneration Committee will be applied after the Annual Variable Remuneration has been determined.

Depending on the result of each indicator, according to the weighting attributed to each one and associated scales, the deferred part of the 2015 Annual Variable Remuneration corresponding to each executive director during the first quarter of 2019 will be determined. When applying the method, the deferred Annual Variable Remuneration may be decreased and may even reach zero, though it cannot be increased under any circumstances.

In any case, the 2015 Annual Variable Remuneration will be settled so long as none of the circumstances established by the Board of Directors limiting or impeding payment arise. Shares will be subject to the non-availment criteria described in this Report and the differed part will be subject to the update criteria determined as agreed by the Board of Directors.

Consequently, during the first quarter of 2016, the executive directors will receive 50% of the settlement of the Annual Variable Remuneration corresponding to 2015, i.e., €897,168 and 135,300 BBVA shares for the Group Executive Chairman; €530,187 and 79,956 BBVA shares for the current CEO (including the Annual Variable Remuneration determined in the proportional part corresponding to 8 months in this role and the proportional part to the 4 months holding the position of Digital Banking Officer in 2015); and €98,238 and 14,815 BBVA shares for the executive director Head of GERPA, with the remaining 50% deferred in the terms indicated above.

The former President & COO, according to the agreements adopted by the Board of Directors, as of the date on which he cease, he is entitled to receive 50% of the 2015 Annual Variable Remuneration in the part proportional to 4 months in the position, namely €169,130 and 25,506 BBVA shares. The remaining 50% is deferred in the terms indicated above.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In application of the foregoing, the amounts included in section D.1.a) i) “Cash remuneration” under the heading “short-term variable remuneration” correspond to the cash part of the 50% of the 2015 Annual Variable Remuneration for executive directors which will be settled in the first quarter of 2016.

Likewise, section D.1.a) i) under the heading “long-term variable remuneration” includes the maximum cash amount of the 2015 Annual Variable Remuneration that remains deferred. Payment thereof to the executive directors corresponds to the first quarter of 2019, so long as the conditions to do so are met. Nevertheless, based on the level of compliance with the aforementioned multi-year indicators during the 3 deferred years, this amount may be reduced and could even become zero though in no case may it be increased. This remuneration is therefore not due on the date of this report and has not been delivered during 2015.

Regarding executive directors’ 2015 variable remuneration in shares, BBVA has no share option plans for its directors or employees, and the shares indicated in this section were not delivered in 2015.

Notwithstanding the foregoing, in section D.1.a) ii) Share-based remuneration systems, under the heading “Shares delivered during 2015”, includes: the part in shares of the 2015 Annual Variable Remuneration, whose delivery would correspond to 2016 (50%), and the maximum number of shares of the 2015 Annual Variable Remuneration that were deferred and whose delivery would correspond to executive directors during the first quarter of 2019. The remaining 50%, is subject in any case to the degree of compliance with the aforementioned multi-year indicators during the 3-year deferred term. This number of shares may be reduced and could even become zero though in no event may be increased. This remuneration is therefore not due on the date of this report and has not been delivered during 2015.

The figure for total established in section D.1.c) corresponding to 2014, does not match with the actual figure included in the same section of the past year Report, given that a member of the Board of Directors ceased to hold his position in 2014. This remuneration information could not been reflected in the Report of this year, being the total amount in 2014: €15,407 thousand, including such director.

Corporate pension scheme

Pursuant to the Company Bylaws, the contracts for the executive directors include a system of protection against the contingencies of retirement, disability and death.

The CEO’s contractual terms and conditions stipulate that the provision system in place will be maintained in recognition of him as an ex-member of the Group’s senior management, adapting the provision and contribution amounts to the new terms and conditions for his current position.

The executive director Head of GERPA will continue benefiting from the same prevision system since his appointment in 2013, namely a defined contribution system that determines the application of a yearly 20% on the fixed remuneration received to cover the retirement settlement and provisions to cover contingencies of death and disability.

To these effects, the provisions recorded as of 31 December 2015 to cover the pension commitments assumed for executive directors stood at €13,123 thousand for the CEO, which include the amounts accumulated as Group director and currently

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

rendered in his current position as CEO in the terms expressed above; and €436 thousand for the executive director Head of GERPA; after the sums of €9,856 thousand and €261 thousand were set aside in 2015 for the CEO and the executive director Head of GERPA, respectively, to cover contractually recognized contingencies.

Furthermore, the Board of Directors determined the pension entitlements of the former President and COO in accordance with the initial contractual terms and conditions, that establish that when no longer holding said position for any reason other than his/her own will, retirement, disability or dereliction of duty, he/she would be given early retirement with a pension payable, as he chooses, through a lifelong annuity pension or capital, of 75% on the pensionable base; having established his entitlements to pension at a lifelong annuity at an annual gross amount of €1,795 thousand, which will be settled in twelve monthly payments, with a deduction of the amounts necessary to satisfy the corresponding taxes.

To these effects, the provision on record on the date of his termination for attending to the pension commitments assumed for the ex-President & COO stood at €45,209 thousand, of which €26,026 thousand are contingent upon the results from previous years, hereby contributing an additional €19,252 thousand. These commitments are borne from contracts with the former President & COO and current CEO and the executive director Head of GERPA to cover the contingencies detailed in section A.5 hereof, and as indicated in the section below, namely D.1.a) iii) “Long-term savings systems”. No other obligations regarding pensions for other executive directors are in place as of 31 December 2015.

Other remuneration

In 2015, BBVA executive directors benefited from the general incentive systems established for the Bank’s senior management and other remunerations such as vehicle leasing and insurance, as described in section A.10 of this Report, the amounts of which are included in section D.1.a) i) “Other items” below.

Attached to section E of this Report is Note 53 of the Annual Report (corresponding to 2015), indicating the remuneration received by the directors during 2015.

Non-executive directors

The system for non-executive directors, as indicated above and pursuant to article 33 bis of the Company Bylaws, establishes that non-executive directors will receive an fixed annual cash payment for their membership on the Board and another amount for their membership of different Committees. Chairing a Committee is given a higher weighting and the amount payable to Committee Members reflects the different duties of each Committee. The Board of Directors periodically reviews these fixed amounts to adapt them to changing market circumstances and the nature of duties that BBVA directors discharge. These amounts have not been updated since July 2007. The amounts for 2015 were the same as those listed in section A.3 above, which are detailed in section D.1.a) i) below.

The “theoretical shares” accumulated by each non-executive director of BBVA at 31st December 2015, as well as those allotted to each of them during the same year (equivalent to 20% of the total cash remuneration received by the non-executive director in 2014) are detailed in section D.1.a) ii) below. For the purposes of this

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Report, the “theoretical shares” allotted under the System of remuneration in shares with deferred delivery for non-executive directors have been equated with “options”, despite the fact that, as indicated, BBVA does not offer option plans to its directors and that these shares will only vest on the date on which the beneficiaries cease to be directors on any grounds other than dereliction of duty.

The remuneration received by José Antonio Fernández Rivero during 2014, includes €546 thousand as a result of his early retirement as a former BBVA director, beginning his retirement in November 2014.

Further, the Bank has paid premiums for medical and accident insurance policies in 2015 on behalf of non-executive directors as described in section A.10 of this Report and as stated in section D.1.a) i) “Other items” below.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

D	BREAKDOWN OF INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR

Name	Type of directorship	Vesting period
FRANCISCO GONZÁLEZ RODRÍGUEZ	Executive	From 01/01/2015 to 31/12/2015
CARLOS TORRES VILA	Executive	From 04/05/2015 to 31/12/2015
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	Executive	From 01/01/2015 to 31/12/2015
TOMÁS ALFARO DRAKE	Independent	From 01/01/2015 to 31/12/2015
JOSÉ MIGUEL ANDRÉS TORRECILLAS	Independent	From 13/03/2015 to 31/12/2015
RAMÓN BUSTAMANTE Y DE LA MORA	External	From 01/01/2015 to 31/12/2015
JOSÉ ANTONIO FERNÁNDEZ RIVERO	Independent	From 01/01/2015 to 31/12/2015
IGNACIO FERRERO JORDI	External	From 01/01/2015 to 31/12/2015
BELÉN GARIJO LÓPEZ	Independent	From 01/01/2015 to 31/12/2015
CARLOS LORING MARTÍNEZ DE IRUJO	Independent	From 01/01/2015 to 31/12/2015
LOURDES MÁIZ CARRO	Independent	From 01/01/2015 to 31/12/2015
JOSÉ MALDONADO RAMOS	External	From 01/01/2015 to 31/12/2015
JOSÉ LUIS PALAO GARCÍA SUELTO	Independent	From 01/01/2015 to 31/12/2015
JUAN PI LLORENS	Independent	From 01/01/2015 to 31/12/2015
SUSANA RODRÍGUEZ VIDARTE	External	From 01/01/2015 to 31/12/2015
ÁNGEL CANO FERNÁNDEZ	Executive	From 01/01/2015 to 04/05/2015

D.1 Complete the following tables on the individual remuneration of each of the directors (including remuneration for carrying out executive functions) accrued during the year.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

a) Remuneration accrued in the company covered by this report:

i)	Cash remuneration (in thousands of €)

Name	Salary	Fixed remuneration	Per diem payments	Short-term variable remuneration	Long-term variable remuneration	Remuneration for membership of board committees	Compensation	Other items	Total 2015	Total 2014
FRANCISCO GONZÁLEZ RODRÍGUEZ	1,966	0	0	897	897	0	0	16	3,776	3,711
CARLOS TORRES VILA	1,578	0	0	530	530	0	0	112	2,750	—
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	800	0	0	98	98	0	0	62	1,058	985
TOMÁS ALFARO DRAKE	0	129	0	0	0	216	0	0	345	324
JOSÉ MIGUEL ANDRÉS TORRECILLAS	0	107	0	0	0	190	0	4	301	—
RAMÓN BUSTAMANTE Y DE LA MORA	0	129	0	0	0	135	0	6	270	313
JOSÉ ANTONIO FERNÁNDEZ RIVERO	0	129	0	0	0	255	0	12	396	944
IGNACIO FERRERO JORDI	0	129	0	0	0	210	0	12	351	351
BELÉN GARIJO LÓPEZ	0	129	0	0	0	71	0	11	211	211
CARLOS LORING MARTÍNEZ DE IRUJO	0	129	0	0	0	179	0	12	320	320
LOURDES MAÍZ CARRO	0	129	0	0	0	48	0	0	177	107
JOSÉ MALDONADO RAMOS	0	129	0	0	0	225	0	12	366	391
JOSÉ LUIS PALAO GARCÍA SUELTO	0	129	0	0	0	207	0	15	351	447
JUAN PI LLORENS	0	129	0	0	0	150	0	12	291	291
SUSANA RODRÍGUEZ VIDARTE	0	129	0	0	0	314	0	12	455	423
ÁNGEL CANO FERNÁNDEZ	597	0	0	169	169	0	0	20	955	2,834

ii)	Share-based remuneration systems

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

FRANCISCO GONZÁLEZ RODRÍGUEZ

RVA 2015 in shares

Implementation Date	Ownership of options at the beginning of 2015				Options allocated during 2015
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
01/01/2015	0	0	0	—	0	0	0	—

Terms and Conditions:

Shares delivered during 2015			Options exercised in 2015				Options due and not exercised	Options at end of 2015
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
270,599	6.63	1,794	0	0	0	0	0	0	0	0	—

Other requisites of the year: In 2016, only 135,300 shares will be delivered, remaining 135,299 shares deferred during 3 year period subject to the settlement and payment applicable system.

CARLOS TORRES VILA

RVA 2015 in shares

Implementation Date	Ownership of options at the beginning of 2015				Options allocated during 2015
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
01/01/2015	0	0	0	—	0	0	0	—

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Terms and Conditions: -
Shares delivered during 2015			Options exercised in 2015				Options due and not exercised	Options at end of 2015
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
159,912	6.63	1,060	0	0	0	0	0	0	0	0	—
Other requisites of the year: In 2016, only 79,956 shares will be delivered, remaining 79,956 shares deferred during 3 year period subject to the settlement and payment applicable system.

JOSÉ MANUEL GONZÁLEZ-PÁRAMO RVA 2015 in shares
Implementation Date	Ownership of options at the beginning of 2015				Options allocated during 2015
	No. of options	No. of affected shares	Strike price (€)	Strike period	No. of options	No. of affected shares	Strike price (€)	Strike period
01/01/2015	0	0	0	—	0	0	0	—

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Terms and Conditions: -

Shares delivered during 2015			Options exercised in 2015				Options due and not exercised	Options at end of 2015
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
29,630	6.63	196	0	0	0	0	0	0	0	0	—

Other requisites of the year: : In 2016, only 14,815 shares will be delivered, remaining 14,815 shares deferred during 3 year period subject to the settlement and payment applicable system.

TOMÁS ALFARO DRAKE

System of remuneration in shares with deferred delivery

Implementation Date	Ownership of options at the beginning of 2015				Options allocated during 2015
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	43,159	43,159	0	—	7,930	7,930	0	—

Terms and Conditions: -

Shares delivered during 2015			Options exercised in 2015				Options due and not exercised	Options at end of 2015
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

JOSÉ MIGUEL ANDRÉS TORRECILLAS

System of remuneration in shares with deferred delivery

Implementation Date	Ownership of options at the beginning of 2015				Options allocated during 2015
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	0	0	0	—	0	0	0	—

Terms and Conditions:

Shares delivered during 2015			Options exercised in 2015				Options due and not exercised	Options at end of 2015
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

RAMÓN BUSTAMANTE Y DE LA MORA

System of remuneration in shares with deferred delivery

Implementation Date	Ownership of options at the beginning of 2015				Options allocated during 2015
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	69,512	69,512	0	—	7,531	7,531	0	—

Terms and Conditions:

Shares delivered during 2015			Options exercised in 2015				Options due and not exercised	Options at end of 2015
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

JOSÉ ANTONIO FERNÁNDEZ RIVERO

System of remuneration in shares with deferred delivery

Implementation Date	Ownership of options at the beginning of 2015				Options allocated during 2015
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	69,013	69,013	0	—	9,400	9,400	0	—

Terms and Conditions:

Shares delivered during 2015			Options exercised in 2015				Options due and not exercised	Options at end of 2015
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

IGNACIO FERRERO JORDI

System of remuneration in shares with deferred delivery

Implementation Date	Ownership of options at the beginning of 2015				Options allocated during 2015
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	74,702	74,702	0	—	8,298	8,298	0	—

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Terms and Conditions:

Shares delivered during 2015			Options exercised in 2015				Options due and not exercised	Options at end of 2015
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

BELÉN GARIJO LÓPEZ

System of remuneration in shares with deferred delivery

	Ownership of options at the beginning of 2015				Options allocated during 2015
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	7,957	7,957	0	—	4,909	4,909	0	—

Terms and Conditions:

Shares delivered during 2015			Options exercised in 2015				Options due and not exercised	Options at end of 2015
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

CARLOS LORING MARTÍNEZ DE IRUJO System of remuneration in shares with deferred delivery
	Ownership of options at the beginning of 2015				Options allocated during 2015
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	57,307	57,307	0	—	7,536	7,536	0	—

Terms and Conditions:

Shares delivered during 2015			Options exercised in 2015				Options due and not exercised	Options at end of 2015
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	0

Other requisites of the year: -

LOURDES MÁIZ CARRO

System of remuneration in shares with deferred delivery

	Ownership of options at the beginning of 2015				Options allocated during 2015
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	0	0	0	—	2,631	2,631	0	—

Terms and Conditions:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Shares delivered during 2015			Options exercised in 2015				Options due and not exercised	Options at end of 2015
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

JOSÉ MALDONADO RAMOS

System of remuneration in shares with deferred delivery

	Ownership of options at the beginning of 2015				Options allocated during 2015
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	36,268	36,268	0	—	9,296	9,296	0	—

Terms and Conditions:

Shares delivered during 2015			Options exercised in 2015				Options due and not exercised	Options at end of 2015
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

JOSÉ LUIS PALAO GARCÍA SUELTO

System of Remuneration in Shares with Deferred Delivery

	Ownership of options at the beginning of 2015				Options allocated during 2015
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	29,658	29,658	0	—	10,657	10,657	0	—

Terms and Conditions:

Shares delivered during 2015			Options exercised in 2015				Options due and not exercised	Options at end of 2015
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

JUAN PI LLORENS

System of remuneration in shares with deferred delivery

	Ownership of options at the beginning of 2015				Options allocated during 2015
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	16,365	16,365	0	—	6,830	6,830	0	—

Terms and Conditions:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Shares delivered during 2015			Options exercised in 2015				Options due and not exercised	Options at end of 2015
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

SUSANA RODRÍGUEZ VIDARTE

System of remuneration in shares with deferred delivery

	Ownership of options at the beginning of 2015				Options allocated during 2015
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	53,919	53,919	0	—	10,082	10,082	0	—

Terms and Conditions:

Shares delivered during 2015			Options exercised in 2015				Options due and not exercised	Options at end of 2015
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ANGEL CANO FERNÁNDEZ

RVA 2015 in shares

Implementation Date	Ownership of options at the beginning of 2015				Options allocated during 2015
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
01/01/2015	0	0	0	—	0	0	0	—

Terms and Conditions:

Shares delivered during 2015			Options exercised in 2015				Options due and not exercised	Options at end of 2015
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
51,012	6.63	338	0	0	0	0	0	0	0	0	—

Other requisites of the year: In 2016, only 25,506 shares will be delivered, remaining 25,506 shares deferred during 3 year period subject to the settlement and payment applicable system.

iii) Long-term savings systems

Name/ Type/total accrual period in years	Contribution in the year by the company (thousands of €)		Accumulated funds (thousands of €)
	Year 2015	Year 2014	Year 2015	Year 2014
Carlos Torres Vila	9,856	—	13,123	—
José Manuel González-Páramo Martínez-Murillo	261	261	436	269
Ángel Cano Fernández	19,252	2,624	45,209	26,026

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

b) Remuneration accruing to company directors for membership of boards in other group companies:

i) Cash remuneration (in thousands of €)

Name	Salary	Fixed remuneration	Per diem payments	Short-term variable remuneration	Long-term variable remuneration	Remuneration for membership of board committees	Compensation	Other items	Total 2015	Total 2014
FRANCISCO GONZÁLEZ RODRÍGUEZ	0	0	0	0	0	0	0	0	0	0
CARLOS TORRES VILA	0	0	0	0	0	0	0	0	0	0
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	0	0	0	0	0	0	0	0	0	0
TOMÁS ALFARO DRAKE	0	0	0	0	0	0	0	0	0	0
JOSÉ MIGUEL ANDRÉS TORRECILLAS	0	0	0	0	0	0	0	0	0	0
RAMÓN BUSTAMANTE Y DE LA MORA	0	0	0	0	0	0	0	0	0	0
JOSÉ ANTONIO FERNÁNDEZ RIVERO	0	0	0	0	0	0	0	0	0	0
IGNACIO FERRERO JORDI	0	0	0	0	0	0	0	0	0	0
BELÉN GARIJO LÓPEZ	0	0	0	0	0	0	0	0	0	0
CARLOS LORING MARTÍNEZ DE IRUJO	0	0	0	0	0	0	0	0	0	0
LOURDES MAIZ CARRO	0	0	0	0	0	0	0	0	0	0
JOSÉ MALDONADO RAMOS	0	0	0	0	0	0	0	0	0	0
JOSÉ LUIS PALAO GARCÍA SUELTO	0	0	0	0	0	0	0	0	0	0
JUAN PI LLORENS	0	0	0	0	0	0	0	0	0	0
SUSANA RODRÍGUEZ VIDARTE	0	0	0	0	0	0	0	0	0	0
ÁNGEL CANO FERNÁNDEZ	0	0	0	0	0	0	0	0	0	0

ii)	Share-based remuneration systems

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

iii)	Long-term savings systems

c) Summary of remuneration (in thousands of €):

This should include a summary of the amounts corresponding to all the remuneration items included in this report that have accrued to the director, in thousands of €.

Where there are long-term Saving Systems, include contributions or endowments made to such systems:

Name	Remuneration accruing to the company				Remuneration accruing to group companies				Totals
	Total cash remuneration	Value of shares granted	Gross profit on options exercised	Total 2015 to the company	Total cash remuneration	Value of shares vested	Gross profit on options exercised	Total 2015 to the group	Total 2015	Total 2014	Contribution to saving systems during the year
FRANCISCO GONZÁLEZ RODRÍGUEZ	3,776	1,794	0	5,570	0	0	0	0	5,570	5,442	0
CARLOS TORRES VILA	2,750	1,060	0	3,810	0	0	0	0	3,810	—	9,856
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	1,058	196	0	1,254	0	0	0	0	1,254	1,155	261
TOMÁS ALFARO DRAKE	345	0	0	345	0	0	0	0	345	324	0
JOSÉ MIGUEL ANDRÉS TORRECILLAS	301	0	0	301	0	0	0	0	301	—	0
RAMÓN BUSTAMANTE Y DE LA MORA	270	0	0	270	0	0	0	0	270	313	0
JOSÉ ANTONIO FERNÁNDEZ RIVERO	396	0	0	396	0	0	0	0	396	944	0
IGNACIO FERRERO JORDI	351	0	0	351	0	0	0	0	351	351	0
BELÉN GARIJO LÓPEZ	211	0	0	211	0	0	0	0	211	211	0
CARLOS LORING MARTÍNEZ DE IRUJO	320	0	0	320	0	0	0	0	320	320	0
LOURDES MÁIZ CARRO	177	0	0	177	0	0	0	0	177	107	0
JOSÉ MALDONADO RAMOS	366	0	0	366	0	0	0	0	366	391	0
JOSÉ LUIS PALAO GARCÍA SUELTO	351	0	0	351	0	0	0	0	351	447	0
JUAN PI LLORENS	291	0	0	291	0	0	0	0	291	291	0
SUSANA RODRÍGUEZ VIDARTE	455	0	0	455	0	0	0	0	455	423	0
ÁNGEL CANO FERNÁNDEZ	955	338	0	1,293	0	0	0	0	1,293	3,894	19,252

Total:	12,373	3,388	0	15,761	0	0	0	0	15,761	14,613	29,369

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

D.2 Give information on the relationship between the remuneration received by the directors and the earnings or other performance indicators of the entity, explaining, where appropriate, how variations in the company’s performance may have influenced the variation in directors’ remunerations.

The remuneration system applied to executive directors in 2015, as indicated in section C.1 hereof, is oriented so that the amount of the variable remuneration associated with each indicator considers the inter-annual variation occurring therein and the level of achievement with the annual objectives established at the beginning of the period.

Attributable Profit from continuing operations has increased 43.30% in 2015 compared with 2014. This figure is above the target value set for this indicator at the beginning of the year.

Regarding the EVA on continuing operations, while the inter-annual performance is particularly positive and nearly doubles the figures from 2014, the result has not met the target established at the beginning of the year. The main reason the established target was not reached for this indicator was essentially due to two elements. Firstly, the strong impact of the exchange rate on the Bank’s balance, with a negative performance particularly during the last months of the year. Secondly, the downturn in unrealized gains as a result of the substantial drop in the global markets during the last stage of 2015.

The results of the Efficiency Ratio and Net Margin indicators nearly reached the established target and grew compared with 2014 results, which caused a growth of 9.20% for Net Margin.

The application of the defined scales on the base of these results show that the 2015 Annual Variable Remuneration increased by 3.64% for the Group Executive Chairman and 15.30% for executive director Head of GERPA in comparison with the 2014 Annual Variable Remuneration. The inter-annual variation for the CEO however, who was appointed in May 2015 and thus did not hold the position during the entire year, is not representative in comparison.

In terms of total annual remuneration, the Group Executive Chairman remuneration has experienced an increase of 2.32%.

D.3 Give information on the outcome of the consultative vote of the annual general meeting on the annual remuneration report of the previous year, indicating the number of votes cast against, if any:

	Number	% against total
Votes	3,862,679,981	100%

	Number	% against total
Nay votes	104,310,079	2.7%
Aye votes	3,743,764,756	96.92%
Abstentions	14,605,146	0.38%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

E	OTHER INFORMATION OF INTEREST

If there are any relevant aspects relating to directors’ remuneration that you have not been able to describe in other sections of this report but that are necessary to provide more comprehensive and fully reasoned information on the remuneration structure and practices of the company with regard to its directors, list them briefly.

Attached hereto is Note 53 on Remunerations of the BBVA Annual Report corresponding to 2015.

This annual report on the remuneration of directors has been approved by the company’s board of directors on 02/02/2016

Indicate whether any board members have voted against or abstained with respect to the approval of this report.

Yes  ☐             No  ☒

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

53. Remuneration and other benefits received by the Board of Directors and members of the Bank’s Senior Management

•	Remuneration of non-executive directors received in 2015

The remuneration paid to the non-executive members of the Board of Directors during 2015 is indicated below. The figures are given individually for each non-executive director and itemised:

	Thousands of Euros
Remuneration of non-executive directors	Board of Directors	Executive Committee	Audit & Compliance Committee	Risk Committee	Remuneration Committee	Appointments Committee	Total
Tomás Alfaro Drake	129	—	71	—	43	102	345
José Miguel Andrés Torrecillas (1)	107	—	119	71	—	—	298
Ramón Bustamante y de la Mora	129	—	—	107	29	—	264
José Antonio Fernández Rivero	129	—	—	214	—	41	383
Ignacio Ferrero Jordi	129	167	—	—	43	—	338
Belén Garijo López	129	—	71	—	—	—	200
Carlos Loring Martínez de Irujo	129	—	71	—	107	—	307
Lourdes Máiz Carro	129	—	48	—	—	—	176
José Maldonado Ramos	129	167	—	—	18	41	354
José Luis Palao García-Suelto	129	—	60	107	—	41	336
Juan Pi Llorens	129	—	—	107	43	—	278
Susana Rodríguez Vidarte	129	167	—	107	—	41	443

Total (2)	1.523	500	440	713	282	265	3,723

(1)	Mr José Miguel Andrés Torrecillas was appointed director at the General Meeting, 13th March 2015.
(2)	These amounts include the changes in the composition of the committees during 2015.

Moreover, in 2015, €110 thousand were paid in premiums for health and casualty insurance in the name of non-executive members of the Board of Directors.

•	Remuneration of executive directors received in 2015

The remuneration scheme for the executive directors matches the general model applied to BBVA senior managers. This comprises a fixed remuneration and a variable remuneration, which for 2014 and previous years was further broken down into an ordinary variable remuneration in cash and a variable remuneration in shares, based on the Management Team Incentive (hereinafter the “Annual Variable Remuneration”).

Thus, during 2015, the executive directors were paid the fixed remuneration corresponding to that year, 50% of 2014 Annual Variable Remuneration and the deferred parts of the variable remuneration from previous years, payment of which vested during the first quarter of this year under the settlement and payment system approved by the General Meeting (hereinafter the “Settlement and Payment System”). This determined that:

•	At least 50% of the total Annual Variable Remuneration would be paid in BBVA shares.

•	The payment of 50% of the Annual Variable Remuneration, in cash and in shares, would be deferred in time, the deferred amount vesting in thirds over the three-year period following its settlement.

•	All the shares vested to these beneficiaries pursuant to the rules explained in the previous paragraphs would be unavailable for one year after they have vested. This withholding will be applied against the net amount of the shares, after discounting the necessary part to pay the tax accruing on the shares received.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Moreover, circumstances have been established in which disbursement of the deferred Annual Variable Remuneration payable may be limited or impeded (“malus” clauses), and

•	The deferred parts of the Annual Variable Remuneration would be adjusted to update them under the terms established by the Board of Directors.

Pursuant to the above, the remuneration paid to the executive directors during 2015 is shown below. The figures are given individually for each executive director and itemised:

	Thousands of Euros
Remuneration of executive directors	Fixed remuneration	2014 Annual Variable Remuneration in cash (2)	Deferred variable remuneration in cash (3)	Total cash	2014 Annual Variable Remuneration in BBVA shares (2)	Deferred Variable Remuneration in BBVA shares (3)	Total shares
Group Executive Chairman	1,966	866	1,005	3,837	112,174	152,546	264,720
Chief Executive Officer (1)	1,578	272	240	2,090	35,298	36,199	71,497
José Manuel González-Páramo Martínez-Murillo	800	85	17	902	11,041	1,768	12,809

Total	4,344	1,223	1,262	6,829	158,513	190,513	349,026

(1)	The remuneration paid to the current Chief Executive Officer, who was appointed for said position on 4th May 2015, includes the remuneration vesting as Digital Banking Officer during the period in which he held this position (as fixed and variable remuneration from previous years).
(2)	Amounts corresponding to 50% of 2014 Annual Variable Remuneration.
(3)	Amounts corresponding to the sum of the deferred parts of the Annual Variable Remuneration from previous years (2013, 2012 and 2011) and the LTI 2010-2011 in shares, and their respective updated cash adjustments, payment or delivery of which was made in 2015, in application of the Settlement and Payment System, as broken down below:

•	1st third of deferred Annual Variable Remuneration from 2013:

Under this item, the executive directors received: €277,772 and 29,557 BBVA shares in the case of the Group Executive Chairman; €74,591 and 7,937 BBVA shares in the case of the Chief Executive Officer; and € 16,615 and 1.768 BBVA shares in the case of the executive director José Manuel González-Páramo.

•	2nd third of deferred Annual Variable Remuneration from 2012

Under this item, the Group Executive Chairman received €288,003 and 36,163 BBVA shares, while the Chief Executive Officer €64,680 and 8,122 BBVA shares.

•	3rd third of deferred Annual Variable Remuneration from 2011

Under this item, the Group Executive Chairman received €399,417 and 51,826 BBVA shares, while the Chief Executive Officer received €90,986 and 11,806 BBVA shares.

•	3rd third of the deferred shares from the Multi-Year Variable Share Remuneration Programme for 2010/2011 (“LTI 2010-2011”).

Under this item, the Group Executive Chairman received 35,000 BBVA shares and €40,075 as updated adjustments of the value of deferred shares, while the Chief Executive Officer received 8,334 BBVA shares and €9,542 as update.

In application of the Settlement & Payment System described, during the first quarter of each of the next three years, the executive directors will receive the deferred parts of the Annual Variable Remuneration from 2014, 2013 and 2012, as applicable subject to the aforementioned conditions.

Likewise, during 2015, the executive directors received payment in kind, including insurance premiums, and others amounting to an overall total of €190 thousand, of which €16 thousand were paid to the Group Executive Chairman; €112 thousand to the Chief Executive Officer; and €62 thousand to the executive director José Manuel González-Páramo Martínez-Murillo.

During 2015, the former President & COO, who took early retirement on 4th May 2015, received: €596,763 as fixed remuneration; €530,169 and 68,702 BBVA shares corresponding to 50% of the 2014 Annual Variable Remuneration; and €636,361 and 103,351 BBVA shares as settlement of the deferred parts of the Annual Variable Remuneration from 2013, 2012 and 2011 and of the

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

LTI 2010-2011, payment of which vested in the first quarter of 2015, including the corresponding adjustment for updating their value; and €19,532 as remuneration in kind, including insurance premiums, and others.

•	Annual Variable Remuneration for executive directors for the year 2015

Following year-end 2015, the Annual Variable Remuneration for the executive directors corresponding to that year has been determined applying the conditions established for that purpose at its beginning, as set forth in the Directors’ Remuneration Policy approved by the General Meeting, 13th March 2015. Consequently, during the first quarter of 2016 the executive directors will receive 50% of the 2015 Annual Variable Remuneration, in equal parts in cash and in shares, i.e., €897,168 and 135,300 BBVA shares for the Group Executive Chairman; €530,187 and 79,956 BBVA shares for the Chief Executive Officer (which includes the remuneration as Digital Banking Officer during the first 4 months of the year); and €98,238 and 14,815 BBVA shares for the executive director José Manuel González-Páramo Martínez-Murillo.

The remaining 50%, in cash and in shares, will be deferred for a three-year period, and its accrual and vesting will be subject to compliance with multi-year indicators established by the Board of Directors at the beginning of the year. Based on the result of each multi-year indicator, applying the performance scales assigned and their weightings during the deferred period, the final deferred amount of the Annual Variable Remuneration will be determined. The deferred Annual Variable Remuneration may be reduced and may even reach zero, but in no event may be increased. To these effect, the maximum amounts that could be received during the first quarter of 2019 are: €897,168 and 135,229 BBVA shares for the Group Executive Chairman; €530,187 and 79,956 BBVA shares for the Chief Executive Officer; and €98,238 and 14,815 BBVA shares for the executive director José Manuel González-Páramo; all subject to the settlement and payment conditions established in the Directors’ Remuneration Policy.

The former President & COO will receive during the first quarter of 2016, 50% of the 2015 Annual Variable Remuneration, in cash and in shares, proportionally according to the 4 months in which he has held this position, i.e.: €169,130 and 25,506 BBVA shares. The remaining 50% of the 2015 Annual Variable Remuneration, in cash and in shares, will be deferred for a three-year period, and its accrual and vesting will be subject to compliance with multi-year indicators on the same terms and conditions as executive directors. This will result, where appropriate, in the following maximum amounts: €169,130 and 25,506 BBVA shares, subject to the settlement and payment conditions established in the Directors’ Remuneration Policy.

These amounts are recorded under the item “Other Liabilities – Accrued interest” of the consolidated balance sheet at December 31, 2015.

•	Remuneration of the members of the Senior Management received in 2015

During 2015, the remuneration paid to the members of the BBVA Senior Management as a whole, excluding the executive directors, is shown below:

	Thousands of Euros
Remuneration of members of the Senior Management	Fixed remuneration	2014 Annual Variable Remuneration in cash (1)	Deferred variable remuneration in cash (2)	Total cash	2014 Annual Variable Remuneration in BBVA shares (1)	Deferred Variable Remuneration in BBVA shares (2)	Total shares
Total Members of the Senior Management (*)	10,256	2,562	1,692	14,510	285,926	249,639	535,565

(*)	This section includes aggregate information regarding the members of the BBVA Group Senior Management, excluding executive directors, who were members of the Senior Management at 31th December 2015 (17 members).
(1)	Amounts corresponding to 50% of 2014 Annual Variable Remuneration.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(2)	Amounts corresponding to the sum of the deferred parts of the Annual Variable Remuneration of previous years (2013, 2012 and 2011) and the LTI 2010-2011 in shares, and their corresponding adjustments for updating in cash, payment or delivery of which was made in 2015, to the members of the Senior Management who had generated this right, as broken down below:

•	1st third of deferred Annual Variable Remuneration from 2013

Overall amount of €567 thousand and 60,244 BBVA shares.

•	2nd third of deferred Annual Variable Remuneration from 2012

Overall amount of €493 thousand and 61,814 BBVA shares.

•	3rd third of deferred Annual Variable Remuneration from 2011

Overall amount of €570 thousand and 74,115 BBVA shares.

•	3rd third of deferred shares from the LTI 2010-2011

Overall amount of 53,466 shares and €61 thousand to update the value of the deferred shares vesting.

During the first quarter of each of the next three years, all Senior Management will receive the amounts that correspond to them under the Settlement and Payment System of the variable remuneration applicable to each, stemming from the settlement of the deferred Annual Variable Remuneration from previous years (2014, 2013 and 2012) and subject to the conditions the system establishes.

Moreover, during 2015, all the members of the Senior Management, with the exception of the executive directors, received remuneration in kind, including insurance premiums and others for a total overall amount of €809 thousand.

On the other hand, during 2015 (7) members of the BBVA Group Senior Management who ceased to hold their positions as such during this period received a total amount of: €2,082 thousand as fixed remuneration; €1,596 thousand and 181,256 BBVA shares corresponding to 50% of the 2014 Annual Variable Remuneration; and €1,432 thousand and 196,539 BBVA shares as settlement of the deferred parts of the Annual Variable Remuneration from 2013, 2012 and 2011 and of the LTI 2010-2011, payment of which vested in the first quarter of 2015, including the corresponding adjustment for updating their value; and remuneration in kind and others for the sum of €682 thousand.

•	System of remuneration in shares with deferred delivery for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Meeting, 18th March 2006 and extended for a further 5-year period under General Meeting resolution, 11th March 2011.

This System is based on the annual allocation to non-executive directors of a number of “theoretical shares”, equivalent to 20% of the total remuneration in cash received by each of them in the previous year, according to the closing prices of the BBVA share during the sixty trading sessions prior to the Annual General Meeting approving the corresponding financial statements for each year.

These shares, where applicable, will be delivered to each beneficiary on the date they leave the position as director for any reason other than dereliction of duty.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The number of “theoretical shares” allocated to the non-executive directors in 2015 as beneficiaries of the system of remuneration in shares with deferred delivery, corresponding to 20% of the total remuneration received in cash by said directors during 2014, is as follows:

	Theoretical shares allocated in 2015	Theoretical shares accumulated to 31th December 2015
Tomás Alfaro Drake	7,930	51,089
Ramón Bustamante y de la Mora	7,531	77,043
José Antonio Fernández Rivero	9,400	78,413
Ignacio Ferrero Jordi	8,298	83,000
Belén Garijo López	4,909	12,866
Carlos Loring Martínez de Irujo	7,536	64,843
Lourdes Máiz Carro	2,631	2,631
José Maldonado Ramos	9,296	45,564
José Luis Palao García-Suelto	10,657	40,315
Juan Pi Llorens	6,830	23,195
Susana Rodríguez Vidarte	10,082	64,001

Total	85,100	542,960

•	Pension commitments

The commitments undertaken regarding pension benefits for the Chief Executive Officer and the executive director José Manuel González-Páramo Martínez-Murillo, pursuant to the Company Bylaws and their respective contracts with the Bank, include a pension system covering retirement, disability and death.

The Chief Executive Officer’s contractual conditions determine that he will retain the pension system to which he was entitled previously as senior manager in the Group, with the benefits and the provisions being adjusted to the new remuneration conditions of the position that he currently holds.

The executive director José Manuel González-Páramo Martínez-Murillo retains the same pension system he has had since with his appointment in 2013, comprising a defined-contributions system of 20% a year on the fixed remuneration received to cover retirement commitments and provisions covering death and disability.

To such end, the provisions recorded as of 31th December 2015 to cover pension commitments undertaken for the executive directors stood at €13,123 thousand for the Chief Executive Officer, including both those accumulated as a Group senior executive and those accumulating from his current position as Chief Executive Officer under the terms described above; and €436 thousand for the executive director José Manuel González-Páramo Martínez-Murillo; having provisioned €9,856 thousand and €261 thousand for the Chief Executive Officer and for the executive director José Manuel González-Páramo Martínez-Murillo, respectively, during 2015, to cover the contingencies recognised in their contracts. In both cases, these amounts include the provisions covering retirement, as well as disability and death.

There are no other pension obligations in the name of other executive directors.

During 2015, the Board of Directors determined the pension rights of the former President & CEO pursuant to the contractual conditions agreed at the time, which established that in the event of his ceasing to hold his position on grounds other than his own will, retirement, disability or dereliction of duty, he would take early retirement with a pension of 75% of his pensionable base pay, which he could receive as a lifelong annuity or as a lump sum, at his own choice. It was established that his pension rights would be a lifelong annuity for a gross annual amount of €1,795 thousand, which will be paid in twelve monthly payments, deducting the tax payable at source.

For these purposes, the provision recorded on the date on which he left the Bank to cover the commitments undertaken with regard to the former President & CEO pension scheme stood at €45,209 thousand, of which €26,026 thousand were already charged to the income statements of previous years, while during 2015 a further €19,252 thousand were set aside.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The amounts corresponding to the provisions made at 31th December 2015 to cover post-employment benefit commitments of former members of the Board of Directors are recorded in Note 24.

The provisions recorded at 31th December 2015 for pension commitments for members of the Senior Management, excluding executive directors, stood at €55,666 thousand of which €6,782 thousand were set aside during 2015. These amounts include the provisions covering retirement commitments and provisions covering death and disability.

•	Extinction of contractual relationship

The Bank has no commitments to pay severance indemnity to executive directors other than to the executive director José Manuel González-Páramo Martínez-Murillo, whose contract recognises his right to receive an indemnity equivalent to two times his fixed remuneration should he cease to hold his position on grounds other than his own will, death, retirement, disability or dereliction of duty.

The contractual conditions of the Chief Executive Officer with regard to his pension arrangements determine that in the event of his ceasing to hold his position on grounds other than his own will, retirement, disability or dereliction of duty, he will take early retirement with a pension that he may receive as a lifelong annuity or as a capital lump sum, at his own choice. The annual amount will be calculated as a function of the provisions which, according to the actuarial criteria applicable at any time, the Bank may have made to that date to cover the retirement pension commitments provided for in his contract, without this commitment in any way obliging the Bank to set aside additional provisions. Moreover, this pension may not be greater than 75% of the pensionable base should the event occur before he reaches the age of 55, or 85% of the pensionable base should the event occur after having reached the age of 55.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 5 , 2016	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized Representative